Exhibit 99.1

Norwegian Cruise Line Reports Results for Third Quarter 2010

Improved Pricing and the Addition of Norwegian Epic Drive a 9.5% Increase in Net Yield

Year-over-year EBITDA Improvement Continues

MIAMI--(BUSINESS WIRE)--October 26, 2010--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the third quarter ended September 30, 2010.

EBITDA for the third quarter of 2010 improved 21.4% to $184.1 million versus $151.6 million for the same period in 2009. The addition of Norwegian Epic to the fleet in June 2010 together with an improvement in Net Yield of 9.5% resulted in Net Revenue for the third quarter of 2010 increasing to $469.8 million from $390.0 million in the same period in 2009. The increase in Net Yield was a result of both improved passenger ticket pricing and increased onboard revenue per Capacity Day. Capacity days increased 10.1% with the addition of Norwegian Epic, which started regular service in mid-July, partially offset by the departure of Norwegian Majesty from the fleet in October 2009. Occupancy Percentage for the quarter was 113.2% versus 114.8% in 2009 with the slight decrease attributable to the initial phase-in period of Norwegian Epic. Net income for the quarter was $93.0 million on revenue of $634.1 million compared to net income of $85.6 million on revenue of $550.7 million in 2009.

Net Cruise Cost per Capacity Day increased 8.9% primarily due to initial start-up costs related to the introduction of Norwegian Epic (which included inaugural events and advertising and promotion expenses), timing differences of maintenance and repair expenses including dry-dock costs, and a 13.9% increase in the average cost of fuel to $507 per metric ton in 2010 from $445 per metric ton in 2009.

“Both improved ticket pricing across our fleet and the introduction of Norwegian Epic into regular service contributed to our strong results for the quarter,” said Kevin Sheehan, chief executive officer of Norwegian Cruise Line. “Our 21% improvement in EBITDA was achieved despite one-time costs related to Norwegian Epic’s start-up and inaugural activities, as well as an increase in the price of fuel. We continue to keep a razor-sharp focus on our cost discipline and containment measures.”

Interest expense, net of capitalized interest, increased to $46.2 million in the quarter compared to $25.8 million in 2009 due to higher average interest rates and an increase in borrowings related to the addition of Norwegian Epic. Other income improved to $1.6 million in 2010 versus an expense of $2.1 million in 2009 primarily due to gains on fuel derivatives in 2010 versus foreign currency losses in 2009.

Updates

The Company recently announced an agreement to build two new 4,000 passenger berth vessels for delivery in the spring of 2013 and 2014 at an aggregate contract price of approximately €1.2 billion. The ships will include signature elements from Norwegian’s current fleet, including many from the Company’s newest ship, Norwegian Epic. This is the Company’s first order for new vessels since 2006 and marks a return to a longstanding relationship with Germany’s Meyer Werft shipyard. “With the enthusiastic feedback we’ve received surrounding Norwegian Epic, and our guests’ continued passion for Freestyle Cruising, it was only natural that we extend what we’ve learned in our 40-plus years of innovation in the cruise industry into a new, exciting class of vessel,” commented Sheehan. “This agreement is an important step forward for Norwegian as we continue to build upon the excitement surrounding our brand.” The Company has commitments in place from a syndicate of banks for export credit financing in connection with this project.

Terminology and Non-GAAP Financial Measures

Berths. Double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days. Berths multiplied by the number of cruise days for the period.

EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Per Diem. Net Revenue per Passenger Cruise Day.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage or Load Factor. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Information

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company also provides certain non-GAAP financial measures, including EBITDA, Net Revenue, Net Yield, and Net Cruise Cost.

We define EBITDA as earnings before interest, other income (expense) including taxes, impairment loss, and depreciation and amortization and is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. This non-GAAP financial measure has certain material limitations, including:

* It does not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* It does not include depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization expense, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

We define Adjusted EBITDA as EBITDA with supplemental adjustments. Each adjustment and the reasons we consider them appropriate for supplemental analysis should be evaluated. In evaluating Adjusted EBITDA, be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments, and it is subject to certain additional adjustments. Our use of Adjusted EBITDA may not be comparable to other companies within our industry.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 44-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has reached an agreement for two 143,000-gross ton vessels for delivery in 2013 and 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and the incurrence of substantial indebtedness in the future; the continued borrowing availability under our credit facilities and compliance with our covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; changes in fuel prices or other cruise operating expenses such as crew, insurance and security; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control by certain of our shareholders whose interest may not be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NORWEGIAN CRUISE LINE CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenue
Passenger ticket	$454,084	$392,473	$1,061,799	$1,005,886
Onboard and other	180,021	158,203	466,723	447,662
Total revenue	634,105	550,676	1,528,522	1,453,548

Cruise operating expense
Commissions, transportation and other	116,281	113,227	286,783	297,143
Onboard and other	48,001	47,462	118,081	124,173
Payroll and related	69,588	62,351	196,231	191,203
Fuel	54,101	45,038	151,008	113,853
Food	31,778	31,018	83,463	91,422
Other	55,485	45,735	155,226	169,895
Total cruise operating expense	375,234	344,831	990,792	987,689

Other operating expense
Marketing, general and administrative	74,755	54,202	200,740	179,159
Depreciation and amortization	46,541	38,212	123,294	114,331
Total other operating expense	121,296	92,414	324,034	293,490
Operating income	137,575	113,431	213,696	172,369

Non-operating income (expense)
Interest income	15	132	80	767
Interest expense, net of capitalized interest	(46,213)	(25,813)	(119,099)	(77,860)
Other income (expense)	1,624	(2,125)	(32,748)	10,957
Total non-operating income (expense)	(44,574)	(27,806)	(151,767)	(66,136)
Net income	$93,001	$85,625	$61,929	$106,233

NORWEGIAN CRUISE LINE
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	September 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$75,262	$50,152
Restricted cash	4,313	3,097
Accounts receivable, net	7,254	7,868
Inventories	35,176	28,865
Prepaid expenses and other assets	28,676	61,580
Total current assets	150,681	151,562

Property and equipment, net	4,592,492	3,836,127
Goodwill and tradenames	602,792	602,792
Other long-term assets	133,234	220,867
	$5,479,199	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$251,826	$3,586
Accounts payable	50,943	28,376
Accrued expenses and other liabilities	234,412	206,419
Due to Affiliate, net	966	225
Advance ticket sales	321,132	255,432
Total current liabilities	859,279	494,038

Long-term debt	2,796,182	2,554,105
Other long-term liabilities	59,789	58,654
Total liabilities	3,715,250	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000
shares issued and outstanding	25	25
Additional paid-in capital	2,330,189	2,328,302
Accumulated other comprehensive income (loss)	(2,119)	2,299
Retained earnings (deficit)	(564,146)	(626,075)
Total shareholders’ equity	1,763,949	1,704,551
	$5,479,199	$4,811,348

NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Nine Months Ended
	September 30,
	2010	2009
Cash flows from operating activities
Net income	$61,929	$106,233
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization expense	138,914	126,258
Loss on translation of debt	-	15,836
Loss (gain) on derivatives	588	(28,637)
Share-based compensation expense	1,887	3,190
Changes in operating assets and liabilities:
Accounts receivable, net	614	(1,451)
Inventories	(6,311)	(3,402)
Prepaid expenses and other assets	118,557	(52,955)
Accounts payable	22,567	(36,404)
Accrued expenses and other liabilities	26,830	(49,625)
Advance ticket sales	65,700	5,865
Net cash provided by operating activities	431,275	84,908

Cash flows from investing activities
Additions to property and equipment, net	(879,659)	(135,038)
Restricted cash	4,901	687
Net cash used in investing activities	(874,758)	(134,351)

Cash flows from financing activities
Repayments of long-term debt	(383,148)	(175,281)
Proceeds from long-term debt	873,086	30,000
Transactions with Affiliate, net	741	71,550
Contribution from Affiliates	-	100,000
Other, primarily deferred financing fees	(22,086)	(18,903)
Net cash provided by financing activities	468,593	7,366
Net increase (decrease) in cash and cash equivalents	25,110	(42,077)
Cash and cash equivalents at beginning of period	50,152	185,717
Cash and cash equivalents at end of period	$75,262	$143,640

NORWEGIAN CRUISE LINE NON-GAAP RECONCILING INFORMATION (unaudited)

The following table sets forth selected statistical information:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Passengers Carried	402,619	348,614	1,038,306	1,019,672
Passenger Cruise Days	2,694,665	2,483,300	7,063,425	7,054,434
Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Occupancy Percentage	113.2%	114.8%	110.3%	110.5%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Passenger ticket revenue	$454,084	$392,473	$1,061,799	$1,005,886
Onboard and other revenue	180,021	158,203	466,723	447,662
Total revenue	634,105	550,676	1,528,522	1,453,548
Less:
Commissions, transportation and other expense	116,281	113,227	286,783	297,143
Onboard and other expense	48,001	47,462	118,081	124,173
Net Revenue	$469,823	$389,987	$1,123,658	$1,032,232

Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Gross Yield	$266.37	$254.57	$238.65	$227.60
Net Yield	$197.36	$180.29	$175.44	$161.63

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Total cruise operating expense	$375,234	$344,831	$990,792	$987,689
Marketing, general and administrative expense	74,755	54,202	200,740	179,159
Gross Cruise Cost	449,989	399,033	1,191,532	1,166,848
Less:
Commissions, transportation and other expense	116,281	113,227	286,783	297,143
Onboard and other expense	48,001	47,462	118,081	124,173
Net Cruise Cost	$285,707	$238,344	$786,668	$745,532

Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Gross Cruise Cost per Capacity Day	$189.03	$184.47	$186.04	$182.70
Net Cruise Cost per Capacity Day	$120.02	$110.18	$122.83	$116.73

Net Cruise Cost Excluding Fuel was calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Net Cruise Cost	$285,707	$238,344	$786,668	$745,532
Less:
Fuel	54,101	45,038	151,008	113,853
Net Cruise Cost Excluding Fuel	$231,606	$193,306	$635,660	$631,679

Capacity Days	2,380,562	2,163,140	6,404,770	6,386,536
Net Cruise Cost Excluding Fuel per
Capacity Day	$97.29	$89.36	$99.25	$98.91

EBITDA and Adjusted EBITDA were calculated as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Net income	$93,001	$85,625	$61,929	$106,233
Interest income	(15)	(132)	(80)	(767)
Interest expense, net of capitalized interest	46,213	25,813	119,099	77,860
Other expense (income)	(1,624)	2,125	32,748	(10,957)
Operating income	137,575	113,431	213,696	172,369
Depreciation and amortization expense	46,541	38,212	123,294	114,331
EBITDA	184,116	151,643	336,990	286,700
Legal fees (1)	-	-	-	1,500
Other (2)	1,066	196	3,447	2,702
Adjusted EBITDA	$185,182	$151,839	$340,437	$290,902

(1) Legal fees for credit facility amendments.

(2) Includes insurance claim recoveries, non-cash compensation and crew pension costs.

CONTACT:
Norwegian Cruise Line
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com
or
Investor Relations Contact
Mark A. Kempa, 305-436-4932